FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of First Quarter 2026 Results
and Conference Call, and Annual General Meeting of Shareholders

Toronto, Ontario (April 2, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its first quarter 2026 financial results after market close on Wednesday, April 29, 2026. Senior management will host a conference call on Thursday, April 30, 2026 at 11:00 am ET to discuss the results. The Company will hold its 2026 Annual General Meeting of Shareholders (the “Annual Meeting”) on Thursday, May 28, 2026.

Notice of First Quarter 2026 Results and Conference Call

Participants may join the conference call via webcast or through the following dial-in numbers:

Via Webcast:
To view the live webcast, please register at www.alamosgold.com, or through the following link view webcast.
Via Phone:

Toronto and International:	(647) 495-7514
Toll free (Canada and the United States):	(888) 596-4144
Participant passcode:	1813237#
Alternatively, you may register your phone number here within 30 minutes of the scheduled start of the call to receive an instant automated call back.

A playback will be available until May 30, 2026 by dialling (647) 362-9199 or (800) 770-2030 within Canada and the United States. The passcode is 1813237#. The webcast will be archived at www.alamosgold.com.

Notice of Virtual Annual General Meeting of Shareholders

Alamos Gold will hold its Annual General Meeting of Shareholders on Thursday, May 28, 2026 beginning at 11:00 am ET. The meeting will be held virtually via a live webcast and can be accessed at 2026 AGM. The link to the meeting will also be accessible at www.alamosgold.com. Senior management will provide a general corporate update followed by an informal question-and-answer session through the webcast platform.

The record date for determining the holders of the Company’s common shares who are entitled to notice of, and to vote at, the Annual Meeting is April 15, 2026. Detailed voting and participation instructions for eligible shareholders will be provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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